
Sumitomo
Corporation

Rule 12g3-2(b) File No. 82-34680

March 31, 2006


06012241

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated March 31, 2006 [English translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,



Koichi Takahata
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

March 31, 2006
Sumitomo Corporation

To whom it may concern,

Re : Personnel Changes in Corporate Auditors

The personnel change in Corporate Auditors to be proposed at the Ordinary General Meeting of Shareholders scheduled for this coming June, has been resolved, at the ordinary meeting of the Board of Directors held today, as follows.

1.Retirement and Newly Appointment of Corporate Auditors

(Proposed at the Ordinary General Meeting of Shareholders in June)

Retirement : Mr. Masahiro Ishikawa
Newly Appointment : Mr. Tetsuro Fukumoto

2.The Personal Changes in Corporate Auditors

(After the Ordinary General Meeting of Shareholders in June)

Name	New	As of April 1
Masahiro Ishikawa	Adviser	Corporate Auditor
Tetsuro Fukumoto	Corporate Auditor	

<Reference materials>

Board of Corporate Auditors

(After the Ordinary General Meeting of Shareholders in June)

	Name
Standing Corporate Auditor	Shigemi Hiranuma
Corporate Auditor	Tetsuro Fukumoto
Corporate Auditor (outside)	Itsuo Sonobe
Corporate Auditor (outside)	Koji Tajika
Corporate Auditor (outside)	Akio Harada

(Contact : Mitsuru Iba, General Manager,
Corporate Communications Department, 03-5166-3089)